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                                                                     Exhibit 3.4

                                   AMENDMENTS
                                     to the
                           BY-LAWS of GTE CORPORATION
                          (Effective October 20, 1993)

                                  ------------


The first sentence of SECTION 23 of ARTICLE IV of the By-laws is amended in its entirety to read as follows:

         The Board shall choose from among its membership the Chairman of the Board and may also choose annually from among its membership one or more Vice Chairmen of the Board and/or the President of the Corporation, and shall choose annually a Secretary, a Treasurer and a Controller and may also elect one or more Vice Presidents, and any other officer whose appointment shall not be delegated as hereinafter in Section 24 provided.

The third paragraph of Section 28A of ARTICLE IV of the By-laws is amended in its entirety to read as follows:

         In the event of the disability of the Chairman of the Board or if at any time his office shall become vacant when the office of President is vacant or if the President is disabled and unable to perform his duties, the Vice Chairman who is a full time employee of the Corporation with the most years of service with the Corporation or an affiliate shall have and possess all of the powers and discharge all of the duties of the Chairman of the Board during such disability of the Chairman of the Board or until the vacancy in such office shall be filled.

The first sentence of Section 30 of ARTICLE IV of the By-laws is amended in its entirety to read as follows:

         In the absence or disability of the Chairman of the Board, President and Vice Chairman, the ranking Vice President available to act shall perform all the duties of the Chairman, and when so acting, shall have all the powers of the Chairman until the disability or vacancy in the office of Chairman, President or Vice Chairman shall be filled.